EXHIBIT 1

                         Text of notice to shareholders

                PLEASE READ THIS BEFORE YOU CONSIDER SELLING YOUR

             SHARES OF CIP(R) TO MADISON LIQUIDITY INVESTORS, LLC!!

You will recall that this past January, Madison Liquidity Investors 103, LLC, an affiliate of Madison Liquidity Investors, LLC sought to acquire your shares. According to records provided by CIP(R)'s transfer agent, as of March 17th, no shares are believed to have been tendered in Madison's previous tender offer. We believe their lack of success in the past is the reason for their new tender offer. Please do not be fooled. Madison suggests that its offer is an efficient way for CIP(R) shareholders to realize value. We believe they are wrong, just as they are when they explain the tax effect of their tender offer. CIP(R) is not a partnership, as would be implied by the information they provided. As you know, CIP(R) is a REIT. We strongly believe, for the same reasons you invested in CIP(R), you should consider holding on to your investment:

     o CIP(R)'s Board of Directors has begun considering liquidity options for CIP(R). We anticipate announcing details later this quarter. While prior performance is no guarantee of future results, CIP(R)'s advisor,
          W. P. Carey & Co. LLC (NYSE: WPC), has successfully completed the liquidity of ten prior programs for amounts approximately equal to the net asset value of the program as of the time of the liquidity event.

     o On March 18th, CIP(R) announced its 49th dividend increase. If you were to tender your shares, you would not benefit from this recent dividend increase. On an annualized basis, CIP(R) is providing its investors with dividends of $85.76* per 100 shares, based on an initial share price of $10.00. You might find it difficult to find an investment program with similar characteristics to CIP(R) with a higher rate of return.

     o We believe Madison is making this offer now because CIP(R) recently informed investors that it expects to announce a liquidity transaction in the near future.

As stated in its offering materials, Madison expects the potential value of CIP(R) 's shares to be greater than the price offered. Madison's offering price is $10.00 per share, which is significantly


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less than the per share appraised value of $13.50, as of December 31, 2002. We suggest that you defer considering Madison's offer until CIP(R)'s Board announces further details of its liquidity plan.

We encourage you to view the Securities and Exchange Commission's website, www.sec.gov/investor/pubs/minitend.htm, which can provide additional information on the dangers of these types of tender offers.



Before you consider selling your shares of CIP(R) to Madison and make this irrevocable financial decision, please consult your financial advisor or call CIP(R)'s Investor Relations Department at 1-800-WP-CAREY or e-mail us at CIP@wpcarey.com. Remember, once you sign the tender offer and return it to Madison, your decision is FINAL and IRREVOCABLE. Madison will NOT let you change your decision to sell your shares of CIP(R).

* Based on dividend to be paid on April 15, 2004.



          1-800-WP CAREY o www.careyinstitutional.com o CIP@wpcarey.com

[WP CAREY LOGO]                                                       [CIP LOGO]


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